SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 1, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:  Press release dated February 2, 2005

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 4, 2005	By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer

TURKCELL’S SUBSIDIARY ASTELIT INTRODUCED ITS NEW BRAND “LIFE :)”
AND STARTED GSM 1800 OPERATIONS IN UKRAINE

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Astelit, Turkcell’s indirectly 51% owned subsidiary, has introduced its new brand “life :)” as of February 1, 2005 in the Ukrainian GSM market and announced that the Company has started operations, using GSM 1800 technology.

Having targeted to make capital expenditures of around US$250 – 300 million in the first two years of operations, Astelit aims to continue its investments in the years to come. Besides, Astelit targets to provide with every kind of contemporary and up-to-date technology in GSM standards, including that of EDGE, being installed by using the highest quality network by Ericsson and Nokia. Initially, Life :) will be operational in seven large cities — namely, Kiev, Kharkiv, Donetsk, Dnipropetrovsk, Odessa, Simferopol and Lviv, which make up 20% of the Ukrainian population.

Astelit aims to offer a brand new “mobile life” to its subscribers in the Ukrainian GSM market and become “the most preferred GSM operator” in Ukraine with the faith in its modern and highly technological network, fashionable services and customer oriented approach.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.
Nihat Narin Investor Relations 02.02.2005, 09:30	Koray Ozturkler Investor Relations 02.02.2005, 09:30